UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

REV Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37999	26-3013415
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

245 South Executive Drive, Suite 100

Brookfield, WI

(Address of principal executive offices)

Stephen Zamansky

(414) 290-0190

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the SEC Division of Corporation Finance on April 7, 2017.

This Conflict Minerals Disclosure is for the year ended December 31, 2023. Conflict minerals are defined for purposes of this disclosure as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

Summary of Process Used to Determine Whether Company Products Contain Conflict Minerals

REV Group, Inc. (the “Company”) has established procedures and processes for collecting, reviewing and evaluating the presence and use of conflict minerals within its products, including the implementation of a global policy document outlining the procedure for conflict minerals management and compliance. As required by Rule 13p-1, the Company conducted a review of its products, within the scope, to determine whether those products contain conflict minerals and, subsequently commenced a Reasonable Country of Origin Inquiry (“RCOI”) for any products that do contain such conflict minerals as outlined in more detail below. The Company’s review process focuses on its suppliers, taking into account the type of product supplied by its various suppliers.

Reasonable Country of Origin Inquiry and Due Diligence Related to the Source and Chain of Custody of the Conflict Minerals

The Company requested its suppliers to complete a Conflict Minerals Survey. Given the Company’s position in the supply chain as a “downstream” company, the Company has to rely on its suppliers to conduct their own survey of their “upstream” supply chain in relation to the conflict minerals used in its products.

The Company reviewed each supplier’s Conflict Minerals Survey response that it received for completeness and consistency of answers and reached out to each supplier to provide additional clarifications, where appropriate. As a result, the Company believes that its RCOI process was reasonably designed and performed in good faith.

Several of the Company’s suppliers indicated in response to the Conflict Minerals Survey that they source tantalum, tin, tungsten or gold from facilities in the Democratic Republic of the Congo or an adjoining country. None of the Company’s other suppliers indicated in response to the Conflict Minerals Survey that the conflict minerals it supplies to the Company, if any, originated in the Democratic Republic of the Congo or an adjoining country. However, certain of the Company’s suppliers were unable to provide the Company with information regarding the country of origin or the smelters related to the conflict minerals they supply that are incorporated into the Company’s products. As a result of these suppliers’ inability to provide the Company with this information, the Company is unable to conduct any further due diligence on the conflict minerals used in such products. As such, the Company was unable to determine the origin of certain of the conflict minerals used within its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

REV GROUP, INC.

By:	/s/ Mark A. Skonieczny
Name: Mark A. Skonieczny
Title: President and Chief Executive Officer (Principal Executive Officer)

Date: May 30, 2024